Exhibit 99.1

KUKE Music Reports Receipt of NYSE Non-Compliance Notices Regarding Continued Listing Standards

Beijing, Oct. 24, 2024 (GLOBE NEWSWIRE) -- Kuke Music Holding Limited (“Kuke” or the “Company”) (NYSE: KUKE), a leading classical music service platform in China, today announced that it has received notifications from the New York Stock Exchange (the “NYSE”) that the Company is not in compliance with the NYSE’s continued listing standards. On September 24, 2024, the NYSE notified the Company that it was below the continued listing standards as its total market capitalization was less than $50 million over a 30 trading-day period and its stockholders’ equity was less than $50 million (the “September Notice”). As set forth in the September Notice, as of September 23, 2024, the 30 trading-day average global market capitalization of the Company was approximately $47 million and the Company’s last reported shareholders’ equity as of December 31, 2023 was approximately $3.3 million. The Company received another notice from the NYSE on October 8, 2024 (the “October Notice”) of non-compliance with the $1.00 average closing price standard. As set forth in the October Notice, as of October 7, 2024, the 30 trading-day average closing price of the Company’s American Depositary Shares (“ADSs”) was approximately $0.98.

According to the September Notice, the Company must respond to the NYSE within 45 days of the September Notice with a business plan demonstrating actions to bring the Company into conformity with the average market capitalization and stockholders’ equity standards within 9 months of receiving the September Notice. If the Company’s plan is not submitted on a timely basis or is not accepted, the NYSE will initiate suspension and delisting proceedings. If the NYSE accepts the Company’s plan, the Company will be subject to quarterly monitoring for compliance with the plan.

According to the October Notice, the Company shall bring its share price and average share price back above $1.00 within 6 months following the receipt of the October Notice. In the event that at the expiration of the cure period, both a US$1.00 closing ADS price and a US$1.00 average closing ADS price over the preceding 30 trading-day period are not attained, the NYSE will commence suspension and delisting procedures.

The Company intends to comply the requirements set forth in both notices and regain compliance with the relevant continued listing standards within the applicable cure periods. The foregoing notices have no immediate impact on the listing or trading of the Company’s ADSs, which will continue to be listed and traded on the NYSE, subject to compliance with the requirements set forth in the notices, other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The notices do not affect the Company’s business operations or its reporting obligations with the Securities and Exchange Commission.

About Kuke Music Holding Limited (NYSE: KUKE)

Kuke is a leading classical music service platform in China encompassing the entire value chain from content provision to music learning services, with approximately 3 million audio and video music tracks. By collaborating with its strategic global business partner Naxos, the largest independent classical music content provider in the world, the foundation of Kuke’s extensive classical music content library is its unparalleled access to more than 900 top-tier labels and record companies. Leveraging its market leadership in international copyrighted classical music content, Kuke provides highly scalable classical music licensing services to various online music platforms, and classical music subscription services to over 800 universities, libraries and other institutions across China. In addition, it has hosted Beijing Music Festival (“BMF”), the most renowned music festival in China, for 24 consecutive years. Through KUKEY, the Company’s proprietary smart music learning solutions, Kuke aims to democratize music learning via technological innovation, bring fascinating music content and professional music techniques to more students, and continuously improve the efficiency and penetration of music learning in China. For more information about Kuke, please visit https://ir.kuke.com/.

Forward-looking Statements

This announcement contains forward looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Kuke’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including those in Kuke’s registration statement filed with the Securities and Exchange Commission. Further information regarding these and other risks is included in Kuke’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Kuke undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Kuke Music Holding Limited
Investor Relations
Email: ir@kuke.com